SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Cedar Fair, L.P.
(Name of Issuer)

Units Representing Limited Partner Interests
(Title of Class of Securities)

150185106
(Cusip Number)

Brandon Teague
301 Commerce Street, Suite 3200
Fort Worth, Texas 76102
(817) 332-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of units reported herein is 10,021,418, which constitutes approximately 18.1% of the total number of units outstanding.  All ownership percentages set forth herein assume that there are 55,333,989 units outstanding.

1.     Name of Reporting Person:

           Q Funding III, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  3,683,325
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  3,683,325
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           3,683,325

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 6.7%

14.     Type of Reporting Person: PN

1.     Name of Reporting Person:

           Q4 Funding, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  2,687,276
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  2,687,276
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           2,687,276

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 4.9%

14.     Type of Reporting Person: PN

1.     Name of Reporting Person:

           Geoffrey Raynor

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /
            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: United States

                         7.     Sole Voting Power:  10,021,418 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  10,021,418 (1)
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           10,021,418 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 18.1%

14.     Type of Reporting Person: IN
--------------------
(1) Solely in his position as control person of J Alfred Onshore, LLC, the general partner of Prufrock Onshore, L.P., the general partner of Q Funding III, L.P. with respect to 3,683,325 Units. Solely in his position as control person of Excalibur Domestic, LLC, the general partner of Star Spangled Sprockets, L.P., the general partner of Q4 Funding, L.P. with respect to 2,687,276 Units. In addition, 3,650,817 Units are held directly and indirectly through entities and trusts for the benefit of Mr. Raynor.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated February 12, 2010, as amended by Amendment No. 1 dated February 18, 2010, as amended by Amendment No. 2 dated February 24, 2010, as amended by Amendment No. 3 dated March 9, 2010, as amended by Amendment No. 4 dated March 11, 2010, as amended by Amendment No. 5 dated March 17, 2010, as amended by Amendment No. 6 dated April 6, 2010, as amended by Amendment No. 7 dated April 9, 2010, as amended by Amendment No. 8 dated April 28, 2010, as amended by Amendment No. 9 dated May 3, 2010, as amended by Amendment No. 10 dated May 5, 2010, as amended by Amendment No. 11 dated May 12, 2010, as amended by Amendment No. 12 dated June 9, 2010, as amended by Amendment No. 13 dated October 14, 2010, as amended by Amendment No. 14 dated December 8, 2010 (the "Schedule 13D"), relating to the Units Representing Limited Partner Interests of Cedar Fair, L.P.  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding at the end thereof the following:

On December 9, 2010, the Reporting Persons sent the following letter to the Issuer's Board of Directors:

Dear Gentlemen:

On December 6, 2010, we learned that the board retained Korn/Ferry International to assist it in hiring a new Chief Executive Officer.

Unfortunately, as we have expressed before, we do not believe the current board is always looking out for unitholders' best interests. Earlier this year, we outlined our original issues with the board, which included a lack of new blood, a lack of deep financial knowledge, and an apparent lack of willingness to challenge the current CEO. As part of the annual meeting process this year, unitholders were fortunately able to place two exceptionally well qualified and completely independent candidates on the board, Eric Affeldt and John Scott, but they are only two of nine voices currently on the board.

Despite these new board additions and pleas from other unitholders, we believe the board is still ignoring many unitholders' desire for a distribution in the $1 range in favor of Dick's apparent desire to divert almost every available dollar to debt reduction. Unitholders shall soon speak loudly and clearly as to what they want here.

Finally, the board has continued with what is, in our view, the absurd policy of prohibiting unitholders from communicating directly with their elected representatives.

The selection of a CEO is one of the most important decisions a board can make.  Given past performance, we have very real concerns about whether this board is up to the challenge.  A board must challenge its CEO on important decisions.  It is far too easy to allow a long-serving CEO, especially one who is also chairman of the board and has likely hand-selected nearly every member of the board, to do what he wants.  The Apollo transaction was a mistake.  The board went along.  The refinancing was, in our opinion, done at the worst time and in the worst way.  The board went along.  The CEO let the long-serving COO go under curious circumstances.  The board went along.  We have no reason to believe that the board will not "go along" with Dick on the selection of a hand-picked successor.

We therefore wish to make it clear to this board, and to any potential candidate, that just because this board has endorsed their candidacy, we may not support the candidate. And if we do not support the candidate, we will campaign vigorously for his or her removal at the earliest possible time.

Further, we would like to take this time to let you know that should the company not put forth completely independent and qualified directors for the openings in 2011, we may consider taking action again as we did prior to the 2010 annual meeting.

Regards,

Q Funding III & Q4 Funding

       Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended by adding at the end thereof the following:

99.3 -- Verified Complaint in Q Funding III, L.P. and Q4 Funding, L.P. vs. Cedar Fair Management, Inc. and Cedar Fair, L.P., filed December 8, 2010, previously filed.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: December 9, 2010

Q FUNDING III, L.P. By: Prufrock Onshore, L.P., its general partner By: J Alfred Onshore, LLC, its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading

Q4 FUNDING, L.P. By: Star Spangled Sprockets, L.P., its general partner By: Excalibur Domestic, LLC, its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading

GEOFFREY RAYNOR By: /s/ Brandon Teague Brandon Teague, as Attorney-in-Fact for Geoffrey Raynor